UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 15, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Echostar Corporation

File No. 001-33807 - CF#24413

Echostar Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.1, 10.2 and 10.3 to a Form 10-Q filed on November 9, 2009. EchoStar Corporation amended its application and refiled Exhibits 10.1 and 10.2 with fewer redactions as Exhibits 10.30 and 10.31, respectively, to a Form 10-K filed on March 1, 2010.

Based on representations by Echostar Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Form 10-Q filed November 9, 2009:

      Exhibit 10.1   through September 15, 2019
      Exhibit 10.2   through September 15, 2019
      Exhibit 10.3   through August 4, 2019

Form 10-K filed March 1, 2010:

      Exhibit 10.30 through September 15, 2019
      Exhibit 10.31 through September 15, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel